Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Matador Resources Company:

We consent to the use of our report dated February 28, 2018, with respect to the consolidated balance sheets of Matador Resources Company and subsidiaries (collectively the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-4.

/s/ KPMG LLP

Dallas, Texas

November 7, 2018